

March 23, 2012

<u>Via-E-mail</u>
Greg McKinney
Chief Financial Officer
Bank of the Ozarks, Inc.
17901 Chenal Parkway
PO Box 8811
Little Rock, AR 72231-8811

      Re: **Bank of the Ozarks, Inc.**
                    Form 10-K for Fiscal Year Ended December 31, 2011
                    Filed February 29, 2012
                    File No. 333-27641

Dear McKinney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Period Ended December 31, 2011

Exhibit 13 – Portions of the Registrant's Annual Report to Shareholders

General

1. Please revise future filings to include all of the Industry Guide 3 disclosures for the covered loan portfolio.

Greg McKinney
Bank of the Ozarks, Inc.
March 23, 2012
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations

Analysis of the Allowance for Loan and Lease Losses, page 33

2. We note your disclosure on page 35 that, during the fourth quarter of 2011, you refined your allowance calculation to allocate the portion of the allowance that was previously determined to be an unallocated allowance. Please tell us the following and revise future filings regarding this refinement:

    *   The key factors that occurred in the fourth quarter of 2011 making it possible for this refinement;
    *   How you accounted for these qualitative factors in the allowance prior to the fourth quarter of 2011; and
    *   Specifically quantify how you allocated the unallocated ALLL among the loan segments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

    *   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    *   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    *   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Paul Cline, Staff Accountant, at (202)551-3851or me at (202)551-3321 if you have any questions.

                                                    Sincerely,

                                                    /s/ David Irving

                                                    David Irving
                                                    Staff Accountant